CNH Industrial N.V. March 9, 2016 Exhibit 99.1

Safe Harbor Statement and Disclosures March 9th, 2016 All statements other than statements of historical fact contained in this presentation including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of the Company’s contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other postemployment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2015, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2015, prepared in accordance with IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Reconciliations of non-GAAP measures to the most comparable GAAP measures are presented in our earnings press releases, which are available on EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this presentation are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. The Company can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise publicly its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by the Company or persons acting on Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Company Overview

CNH Industrial N.V. Our Products are tied together by Common Purpose Professional industrial equipment and commercial vehicle customers Full line distribution model with wide geographic coverage Best in class powertrain technologies Full lifecycle product services Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated March 9th, 2016

CNH Industrial N.V. Global Industrial Footprint & Distribution Network (December 2015) LATAM EMEA APAC NAFTA Manufacturing Facilities 11 R&D Centers 12 Employees 10.0k Manufacturing Facilities 10 R&D Centers 6 Employees 8.8k Manufacturing Facilities 9 R&D Centers 4 Employees 4.8k Manufacturing Facilities 34 R&D Centers 28 Employees 40.8k Global Industrial Footprint (excl. JVs) Global Dealers AG Dealers 2,600 Points of Sale 5,600 CE Dealers 500 Points of Sale 1,500 CV PT Dealers 100 Service Points 900 Dealers 700 Worldwide Manufacturing Facilities 64 R&D Centers 50 Employees 64.4k March 9th, 2016

CNH Industrial N.V.

Technological Leadership, Best-In-Class Powertrain Capabilities

MAINTAINING TECHNOLOGICAL LEADERSHIP

ENGINE



BENEFITS
- **Efficiency:** increasing from 46 to **50%+**
- **Emissions:** lowering CO_2 emissions **by 8%**
- **Performance:** **+10%** for same displacement

AFTER TREATMENT



BENEFITS
- **Emission solution:** Fulfills Stage V requirements with particle number reduction
- **Packaging:** DPF integration on SCR avoids vehicle installation investments

ENERGY RECOVERY & MANAGEMENT



Cooling
ATS
Engine
PTO
Gearboxes
Auxiliaries

BENEFITS
- **Fuel efficiency:** improving from **10% to 20%**
- **Applications:** Truck & Bus , AG/CE

INVESTMENT IN KEY VALUE COMPONENTS

- Strengthening leadership and innovation pattern for cost efficient technologies and alternative fuels
- Engine efficiency improvement, energy management and energy recovery are key drivers for total cost of ownership reduction and environmental care

+

SYNERGIES ACROSS ON & OFF-ROAD VEHICLE PLATFORMS

- Global platforms and localized designs
- Sharing of components and technologies over regions allowing synergies in R&D and operations
- Shorter time-to-market

=

BEST-IN-CLASS POWERTRAIN OFFERINGS

- Widest powertrain product range in market with a 3-8 cylinder range and 2.2-20L displacement range, diesel and natural gas versions
- Competitive advantage from integration and control capabilities for propulsion systems
- Opportunities to apply technological solutions on all product lines
- Strong base of non-captive customers

CNH INDUSTRIAL

March 9th, 2016

6

CNH Industrial N.V.

Growing Responsibly and Sustainably

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

DJSI World –
Machinery and Electrical Equipment

Eligible companies: 90
Admitted companies: ***10***

CNH Industrial
Industry Leader for 5th consecutive year & Capital Goods Industry Group Leader


91
91
52
CNH Industrial
Highest score
DJSI world industry average score

CNH Industrial received the highest score in the principal areas of analysis in the environmental dimension (climate strategy, operational eco-efficiency and water related risks) as well as in the social dimension (corporate citizenship and philanthropy, labour practice and human rights) and compliance

CNH Industrial is also included among other leading sustainability indices including: **Carbon Disclosure Leadership Index (CDLI), Carbon Disclosure Performance Index (CPLI), ECPI Global Agriculture Equity, ECPI EMU Ethical Equity, ECPI Euro Ethical Equity, ECPI Global Developed ESG Best in Class Equity, Euronext Vigeo World 120, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone120, FTSE4Good, FTSE ECPI Italia SRI Benchmark, FTSE ECPI Italia SRI Leaders, MSCI Global Sustainability Indexes, STOXX Global ESG Environmental Leaders Index, STOXX Global ESG Social Leaders Index, STOXX Global ESG Leaders Index, STOXX Europe Sustainability Index and EURO STOXX Sustainability Index.**

CNH INDUSTRIAL March 9th, 2016 7

FY 2015 Financial Highlights

FY 2014 FY 2015 Net Sales Industrial Activities ($bn) 31.2 24.7 Operating Margin Industrial Activities 6.4% 5.8% Net Income (1) ($mn) 940 474 EPS (1) ($) 0.69 0.35 Net Industrial Debt ($bn) 2.7 1.6 Available Liquidity ($bn) 8.9 9.3 FY 2014 FY 2015 Net Sales * $31.2bn Operating Profit * $2.0bn Net Sales * $24.7bn Operating Profit * $1.4bn (*) Note: Net Sales and Operating Profit: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations FY 2015 Financial Highlights (1) Net Income and EPS before restructuring and other exceptional items March 9th, 2016

FY 2015 Industrial Activities (Net Sales and Operating Profit Composition) 10,888 3,346 15,204 4,464 11,413 12,220 4,233 28,216 (2,982) (3,539) Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment (9.6%) (11.3%) 31,198 (*) Note: Net Sales and Operating Profit: Including Other Activities, Unallocated Items & Adjustment & Eliminations 3,560 24,677 2,734 9,542 11,025 2,542 Net Sales Composition* ($Mn) Operating Profit Composition* ($Mn) Industrial Activities 1,432 1,550 (438) (118) 1,988 (22.1%) (5.9%) Net Sales By Currency March 9th, 2016

FY 2015 Industrial Activities - Net Sales Net Sales Walk By Segment ($Bn) 31.2 24.7 (3.0) (0.6) 0.5 (0.2) 0.3 Agricultural Equipment NAFTA LATAM APAC EMEA Tractors Other Combines Net Sales By Region & Product Construction Equipment NAFTA LATAM APAC EMEA Light Other Heavy Powertrain NAFTA LATAM APAC EMEA Engines Axles Gearboxes Commercial Vehicles EMEA APAC LATAM Trucks Specialty Vehicles Buses (3.5) Net Sales Y-o-Y change at constant currency March 9th, 2016

FY 2015 Industrial Activities - Operating Profit Operating Profit Walk By Segment ($Mn) 1,988 1,432 (818) 11 254 (37) 34 AG - Operating Profit Walk ($Mn) CE - Operating Profit Walk ($Mn) CV - Operating Profit Walk ($Mn) 6.4% 5.8% 11.6% 8.6% 1,770 (1,183) 168 96 136 98 (133) 952 79 2.4% 3.5% (126) 39 36 27 26 9 90 29 91 (818) 11 254 75 88 47 (4) (43) 283 3.0% 0.3% March 9th, 2016

FY 2015

Cash Flow – Change in Net Industrial Debt



Net Industrial Cash Flow
772
(2,691)
248
694
124
470
(653)
(111)
(274)
571
(1,622)
Dec 31, 2014
Net Income
D&A**
Change in Funds & Others
Change in WC
Tangible & Intangible Capex**
Change in Investment, Scope & Other
Capital Increase, Dividends & Equity Transaction
FX Translation Effects *
Dec 31, 2015
Change in Net Debt
1,069

- **Reduction in net debt of $1.1bn driven by decrease in inventory in Agricultural Equipment and favourable FX translation impact on non-US dollar denominated debt**

Focus on Change in Working Capital

(US GAAP, $/mn)



470
Cash inflow
Cash outflow
Trade Receivables
Inventories
Trade Payables
Other
Change In Working Capital

- **Working capital cash inflow of $470mn primarily driven by the effect of our inventory reduction actions, mainly in the agricultural business**

(*): Including re-measurement of Venezuela currency to SIMADI rate on Cash & Cash equivalent impacting for $133mn

(**): Excludes assets sold under buy-back commitments and assets under operating lease

CNH INDUSTRIAL
March 9th, 2016
13

FY 2015 Industrial Activities - Capex breakdown 1,005 -35% Delta % FY ’15 vs. FY ‘14 653 Total Capex ($mn)1 279 136 150 88 417 246 200 142 Q4 Q3 Q2 Q1 By Category By Segment FY 2014 FY 2015 FY 2014 FY 2015 New Product & Technology Maintenance & Other Industrial Capacity Expansion & LT Investments Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment 1 Excludes assets sold under buy-back commitments and assets under operating lease March 9th, 2016 42% 47% 11% 41% 6% 39% 14%

FY 2015 Financial Services performance Key Highlights ($mn) Delta % FY ’15 vs. FY ‘14 (**) RoA defined as: PBT / average managed assets annualized 364 98 105 75 86 Q4 Q3 Q2 Q1 368 91 98 94 85 1% Net income was $368mn, up $4mn compared to FY 2014 Lower provisions for credit losses and SG&A expenses, coupled with reduced income taxes, were partially offset by the impact of currency translation FY ’15 Profitability ratios: Gross Margin / Average Assets On-Book = 3.7% RoA ** = 2.1% Net Income March 9th, 2016

FY 2015 Financial Services performance Delinquencies On-Book over 30 days 3.5% 4.8% 3.2% (*) Including unconsolidated JVs Managed Portfolio* & Retail Origination FY retail originations at $9.4bn, down $1.4bn (down $0.4bn at constant currency) compared to December 31, 2014 Managed portfolio* at $24.7bn (of which retail 65% and wholesale 35%) down $2.6bn compared to December 31, 2014. Excluding currency impact, managed portfolio was flat compared to December 31, 2014 By Product Retail Wholesale Operating Lease By Segment AG CV CE By Region Managed Portfolio* $24.7bn (Dec. 31, 2015) Funding Mix % of Managed Portfolio* FY 2014 FY 2015 Equity 9% JVs 12% Unsecured 20% ABS / Factoring 44% Intersegment 15% Equity 10% JVs 13% Unsecured 20% ABS / Factoring 53% Intersegment 4% March 9th, 2016

Dec. 31, 2015 Liquidity & Debt Maturity Available Liquidity ($bn) Debt Maturity Schedule1 ($bn) 1 Represents cash portion of debt maturities as of 12/31/2015 2 Of which $0.9bn ABS related & Restricted Cash As of 12/31/2015 2016 2017 2018 2019 Beyond 2020 Undrawn M/T Committed Lines Bank Debt Capital Market Cash Other Major Industrial Activities bond issues outstanding (Face value and Coupon rate) €700mn (7Y) 2.875% €1.0bn (5Y) 2.750% €1.2bn (7Y) 6.250% $1.5bn (7Y) 7.875% $254mn (20Y) 7.250% $9.3 $2.9 $2.9 $3.8 $2.0 $0.8 $1.1 Company Available Liquidity Available liquidity at December 31, 2015 was $9.3bn, compared to $8.9bn at December 31, 2014 $6.3bn of cash 2 $3.0bn undrawn under medium-term committed unsecured credit lines Net Intersegment balance at $1.0bn at December 31, 2015 (down $2.3bn from December 31, 2014) Interest expenses of Industrial Activities, net Delta % FY ’15 vs. FY ‘14 (22%) FY 2015 at $479mn down $134mn or 22% from last year due to lower indebtedness and favorable impact from FX effects 613 479 (*) The $254mn bond has been paid off at maturity on January 15, 2016 (including accrued interest) March 9th, 2016

Industrial Activities Overview

Agricultural Equipment Inventory management (units of equipment) – Industry units (*) Excluding Joint Ventures / Source: CNH Industrial Internal Data Tractors Industry Units For FY 2014 For FY 2015 NAFTA ** (25%) (28%) EMEA (10%) (7%) LATAM (24%) (39%) APAC (9%) (4%) Worldwide (18%) (19%) Combines Tractors FY Combines underproduction of 18% (Production level down 36% vs. FY 2014) FY Tractor underproduction of 3% (Production level down 23% vs. FY 2014) Agricultural Equipment (Major Equipment) Combines For FY 2014 For FY 2015 0-140 HP 8% 2% 140+ HP ** (25%) (31%) NAFTA 3% (2%) EMEA (8%) (7%) LATAM (15%) (27%) APAC (8%) (9%) Worldwide (7%) (8%) (**) Included in row crop sector definition March 9th, 2016

Agricultural Equipment

Management Actions & Industry drivers

NAFTA Row Crop Industry [1]


~(60%)
>(30%)
(15%) – (20%)
FY 2013
FY 2014
FY 2015
FY 2016E
Industry Units
Delta % FY '15 vs. FY '14
Delta % FY '16E vs. FY '13

Monthly Commodity Price
(US$ per metric ton) *


$600
$400
$200
$0
$379
$323
$233
$164
$179
$164
(15%)
(30%)
(8%)

US Net Farm Income Statement**



NAFTA – CNHI AG Row Crop Segment Actions

Production
(Units)


(50%)
FY 14
FY 15

- NAFTA CNHI row crop production **down 50%** vs. last year

Channel Inventory
(Units)


(24%)
FY 14
FY 15

- Company inventory **down 12%** vs. last year
- Dealer inventory **down 26%** vs. last year

WW - CNHI AG Segment Actions


(22%)
FY 14
FY 15

AG SG&A Expenses
($Mn)

- SG&A down 22% vs. last year

(1) Sum of 140+/4WD, Combines, Major Crop Production (*) Source: IHS Global Insight; Commodity spot as per CME Group (**) Source: IHS November 2015

March 9th, 2016 20

Construction Equipment Inventory management (units of equipment) – Industry units Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions. Further, industry volume data for Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment. The data for current and prior periods is updated to reflect this definition change Industry Units For FY 2014 For FY 2015 NAFTA 12% 3% EMEA 12% (1%) LATAM (24%) (25%) APAC (1%) (11%) Worldwide 5% (4%) Light For FY 2014 For FY 2015 NAFTA 12% (5%) EMEA 11% (2%) LATAM (13%) (41%) APAC (19%) (25%) Worldwide (9%) (18%) Heavy Construction Equipment (Light & Heavy) FY 2015 overproduction vs. retail sales of 3% Production down 11% in FY ’15 vs. FY ’14 March 9th, 2016

Construction Equipment Management Actions – Efficiency Program re‐tooling of industrial footprint Brand re-positioning: dealer consolidation in progress with major countries completed Excavator strategy: Production started in Q4 2015 in San Mauro, Italy In Brazil product development and adaptation in advanced stage, expected launch in H2 2016 Efficiency Program: cost reduction activities ahead of plan Other Actions Grader production facility in Berlin closed and relocated to Lecce site March 9th, 2016

Commercial Vehicles Inventory management (units of equipment) – Industry units – FY 2015 Deliveries & Orders Commercial Vehicles (All Equipment) FY 2015 overproduction vs. retail at 4% Inventory FMS (forward month of supply) flat vs. last year * Reflects aggregate for key markets where the Company competes: EMEA: 28  member  countries  of  the  European  Union,; LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand Industry Units Light Medium Heavy For FY 2014 For FY 2015 EMEA* 1% 16% LATAM* (16%) (40%) APAC* (3%) (10%) FY 2015 Commercial Vehicles Deliveries & Orders CVs Book to Bill at 1.03 up 5% vs. last year Europe Trucks deliveries up 23% and orders up 29% (B-to-B at 1.05) Light deliveries up 23% and orders up 27% Medium deliveries up 13% and orders up 31% Heavy deliveries up 30% and orders up 34% March 9th, 2016

Commercial Vehicles Operating Margin improvement & Market share European Truck market share at 11.3% up 0.4 p.p. vs. FY 2014 EU28 – FY ’15 Market Share (%) Light Heavy Light at 11.3% up 0.6 p.p. vs. FY 2014 Medium at 30.6% up 1.4 p.p. vs. FY 2014 Heavy at 7.9% up 0.3 p.p. vs. FY 2014 Medium Operating Margin Improvement 0.3% 3.0% FY Operating Margin +2.7 p.p. Q1 ‘14 Q2 ‘14 Q3 ‘14 Q4 ‘14 Q1 ‘15 Q2 ‘15 Q3 ‘15 Q4 ‘15 3.0% 5.4% Operating margin up 2.7 p.p. in FY ’15 (up 2.4 p.p. in Q4 ’15) Trucks and Bus volume growth in EMEA coupled with market share gains have more than offset volume losses in LATAM and APAC, and reduced volumes in the specialty vehicles business Favourable price realization Material cost reduction and plant efficiencies in EMEA and LATAM FY ‘15 SG&A reduced by 21% March 9th, 2016

Commercial Vehicles

Management Actions – Efficiency Program

IVECO | IVECO BUS | IVECO ASTRA | MAGIRUS

RE-TOOLING OF INDUSTRIAL FOOTPRINT



Valladolid center of excellence for heavy commercial vehicles cab production
Suzzara production site for the Iveco Daily
Piacenza (the Iveco Astra facility) production of the extra heavy special vehicles from Madrid
Madrid Stralis and Trakker heavy commercial vehicles assembly

Product specialization of Industrial footprint

- Completion of product specialization expected to occur by end of 2016

Other Actions

- **Product portfolio rejuvenation and European strategy development**
  - **Light**: leverage New Daily complete line-up, in particular the class exclusive Hi-Matic automatic transmission, to grow share in Premium North European markets
  - **Medium**: expand leadership with Daily 7.2T class and Eurocargo line up
  - **Heavy**: capitalize on unique Euro VI Hi-SCR technology with Best-in-Class TCO



New Daily
International Van of the Year 2015



Eurocargo
International Truck of the Year 2016



Stralis Hi-Way
International Truck of the Year 2013



IVECO BUS
Magelys
Coach of the Year 2016

Iveco triumphs in 2016 Dakar Rally



IVECO

CNH INDUSTRIAL
March 9th, 2016
25

Powertrain FY 2015 Financial Results FY 2015 third party Net sales at 46% vs. 41% in 2014 Key Highlights Net Sales & Operating Profit ($mn) Net sales were $3.6bn, down 5.2% on a constant currency basis compared to 2014 Lower captive agricultural equipment demand, and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Operating profit of $186mn in line with FY 2014 on constant currency basis; operating margin of 5.2% (up 0.2 p.p. vs. FY 2014) ENGINES TRANSMISSIONS (13%) +6% +16% AXLES Units sold by business line Engines down 13% to 507.7 k units (CV 31%, AG 10%, CE 4% and 55% to external customers) Transmissions up 6% to 67.8k units Axles up 16% at 182.0k units Units Sold FY ’15 vs. FY ’14 4,464 3,560 (20.3%) Vs. ‘14 5.0% 5.2% 223 186 March 9th, 2016

FY 2016E US GAAP Financial Targets

FY 2016E Industry Units Outlook 1 Reflects aggregate for key markets where Group competes LATAM APAC NAFTA EMEA Agricultural Equipment Tractors Combines 0-140 HP Flat – (5%) 140+ HP (15%) - (20%) Industry (5%) (15%) - (20%) Construction Equipment Light Heavy Industry Flat – (5%) Flat - (5%) Agricultural Equipment Tractors Combines Industry Flat Flat - (5%) Construction Equipment Light Heavy Industry Flat Flat - (5%) Trucks >3.5t Industry 1 5% Agricultural Equipment Tractors Combines Industry (15%) Flat - (5%) Construction Equipment Light Heavy Industry Flat – (5%) Flat - (5%) Trucks >3.5t Industry 1 (10%) – (15%) Agricultural Equipment Tractors Combines Industry Flat - (5%) Flat – 5% Construction Equipment Light Heavy Industry Flat Flat Trucks >3.5t Industry 1 Flat March 9th, 2016

Efficiency Program - Update


CHARGES AND RUN RATE SAVINGS
184
81
~95
~200
Charges
Run Rate Savings
Charges
Run Rate Savings
Charges
Run Rate Savings
FY 2014
FY 2015
FY 2016E
Agricultural Equipment
Construction Equipment
Commercial Vehicles

- The Company's Efficiency Program has enhanced the competitiveness of its Agricultural Equipment, Construction Equipment and Commercial Vehicles segments through structural cost reductions
- The Company now estimates a **total cumulative charge of approximately $360mn between 2014-2016,** as additional restructuring actions have been identified
- The combined benefits of these actions will result in **estimated savings of approximately $200mn** starting in 2016CY

Combined benefit will result in estimated savings of approximately $200mn per year

Note: Numbers may not add due to rounding. * *FY 2015: $3mn restructuring charge referring to Holdings excluded from the Efficiency Program*

CNH INDUSTRIAL
March 9th, 2016 CNH Industrial N.V. 29

FY 2016E US GAAP Financial Targets Net sales of Industrial Activities between $23bn and $24bn, with an operating margin of Industrial Activities between 5.2% and 5.8%; Net industrial debt at the end of 2016 between $1.5bn and $1.8bn Dividends Share Buy-Back Program Recommending a dividend of €0.13 per common share Totals approximately €177 million or $200 million depending on the exchange rate at the time of the payment Announced buy-back program to repurchase up to $300 million in shares As of February 26, 2016, Company has repurchased 800k common shares on the MTA Funded by the Company’s liquidity March 9th, 2016

Q1 2016E

Preliminary view


AG – WW Unit Production by Quarter
NAFTA Row crop Production down >50%
(11%)
(6%)
Q1E 16
Q2 15
Q3 15
Q4 15
Q1 16E
2015A
Δ Q1 production
Δ FY Average
FY 2015 Average
FY 2016E Average


CE - WW Unit Production by Quarter
(19%)
(4%)
Q1E 16
Q2 15
Q3 15
Q4 15
Q1 16E
2015A
Δ Q1 production
Δ FY Average
FY 2015 Average
FY 2016E Average


CV – WW Unit Production by Quarter
+11%
+4%
Q1E 16
Q2 15
Q3 15
Q4 15
Q1 16E
2015A
Δ Q1 production
Δ FY Average
FY 2015 Average
FY 2016E Average

What is expected for Q1 2016E

- **Agricultural Equipment**
  - Lower profitability in Q1 '16E mainly due to **Q1 '16 NAFTA Row Crop production down >50%** vs. Q1 '15 (to re-align inventory to prevailing market demand) resulting in an expected **decremental margin of ~(30%)**
- **Construction Equipment**
  - **Q1 '16E Production** level expected **down ~20%** vs. Q1 '15 mainly driven by NAFTA inventory realignment and LATAM market conditions
- **Commercial Vehicles**
  - **Q1 '16E Production** level expected **up ~10%** y-o-y mainly driven by continuous European market recovery and seasonal inventory build up
  - LATAM market weakness continuing

CNH INDUSTRIAL
March 9th, 2016
31

Appendix

FY 2015 Results highlights (IFRS $ & US GAAP $) – delta with previous year ($mn) REVENUES Trading Profit Operating Profit MARGIN (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ (IFRS) (US GAAP) Agricultural Equipment 11,025 (4,179) 11,025 (4,179) 702 (987) 952 (818) 6.4% 8.6% Construction Equipment 2,542 (804) 2,542 (804) 25 (41) 90 11 1.0% 3.5% Commercial Vehicles 9,759 (1,328) 9,542 (1,346) 211 209 283 254 2.2% 3.0% Powertrain 3,569 (906) 3,560 (904) 178 (42) 186 (37) 5.0% 5.2% Other Activities, Unallocated Items, Elim. & Other (1,992) 712 (1,992) 712 (80) 30 (79) 34 Industrial Activities 24,903 (6,505) 24,677 (6,521) 1,036 (831) 1,432 (556) 4.2% 5.8% Financial Services 1,932 (154) 1,603 (225) 507 (25) 515 (39) 26.2% 32.1% Eliminations (457) 80 (368) 103 - - (312) 31 Group 26,378 (6,579) 25,912 (6,643) 1,543 (856) 1,635 (564) 5.8% 6.3% NET PROFIT / (LOSS) EPS (Basic) (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ Attributable to CNH Industrial N.V. 236 (681) 253 (457) 0.17 (0.51) 0.19 (0.33) Attributable to non-controlling interest (2) (1) (5) (3) Group 234 (682) 248 (460) ($mn) March 9th, 2016

FY 2015 From operating profit to net income (US GAAP) ($mn) FY 2015 FY 2014 Δ Industrial Activities Operating profit 1,432 1,988 (556) Financial Services Operating profit 515 554 (39) Elimination & Other (312) (343) 31 Operating Profit 1,635 2,199 (564) Restructuring expenses (84) (184) 100 Interest expenses of Industrial Activities, net of interest income and eliminations (479) (613) 134 Other, net (505) (313) (192) Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 567 1,089 (522) Income taxes (360) (467) 107 Equity in income of unconsolidated subsidiaries and affiliates 41 86 (45) Net Income 248 708 (460) Net Income / (Loss) attributable to non-controlling interest (5) (2) (3) Net Income attributable to CNH Industrial N.V. 253 710 (457) Net Income Before Restructuring and other exceptional items 474 940 (466) ($) EPS (basic) 0.19 0.52 (0.33) EPS (diluted) 0.19 0.52 (0.33) Basic EPS before restructuring and other exceptional items 0.35 0.69 (0.34) March 9th, 2016

FY 2015

Pension and OPEB plans funded status (US GAAP $)



Pension plan Funded Status
($Mn)
US & UK Plans
(933)
(111)
128
(17)
17
12
103
(801)
Dec 31, 2014
Interest & Service Cost
Discount rate & other Actuarial gain / (Losses)
Actual return on Assets
Employer Contributions
CTA* and Other
Germany & Other Countries
Dec 31, 2015
US
UK
Germany (1)
Other Countries (1)
(1) Pension benefits in Germany and some other countries are not required to be prefunded



OPEB and Other Funded Status
(healthcare & Other plans)
($Mn)
Healthcare
(1,662)
(56)
64
(9)
78
7
103
(1,475)
Dec 31, 2014
Interest & Service Cost
Discount rate & other Actuarial gain / (Losses)
Plan Participants' Contribution
Gross Benefit Paid
CTA* and Other
Other Plans
Dec 31, 2015
Healthcare
Other Plans (1)
(2) The healthcare and other postemployment plans are not required to be prefunded

	Assets	Liabilities	Funded / (Underfunded)
US Pension	1,182	1,208	(26)
UK Pension	1,028	1,332	(304)
Germany & Other Countries (1)	270	741	(471)
TOTAL PENSION PLAN	2,480	3,281	(801)
Healthcare	105	1,157	(1,052)
Other	-	423	(423)
TOTAL OPEB and Other (2)	105	1,580	(1,475)

A ±100 basis point change in the discount rate would impact pension and OPEB obligations by ~$0.6billion

(*) Currency Translation adjustments and other

March 9th, 2016 35

FY 2015 Net Income / (Loss) to Net Income and basic EPS before Restructuring and Exceptional Items (US GAAP) Full Year 2015 2014 Net Income / (Loss) 248 708 Restructuring expenses, net of tax 76 168 Other exceptional items, net of tax 150 (1) 64 Net Income before restructuring and other exceptional items 474 940 Net Income before restructuring and other exceptional items attributable to CNH Industrial N.V. 476 930 Weighted average shares outstanding 1,361 1,354 Basic EPS before restructuring and exceptional items 0.35 0.69 ($mn) (1) Represents the exceptional charge due to the re-measurement of Venezuelan operations. March 9th, 2016

FY 2015 Operating Profit US GAAP to Trading Profit IFRS - Reconciliation The following reconciles Industrial Operating Profit (US GAAP) to Industrial Trading Profit under IFRS: Full Year 2015 % of Net Sales 2014 % of Net Sales US GAAP - Industrial Operating Profit 1,432 5.8% 1,988 6.4% Development costs, net (28) 244 Reclassification of Interest compensation (314) (357) Other Adjustments & Reclassifications, net (54) (8) Total Adjustments & Reclassifications (396) (121) IFRS - Industrial Trading Profit 1,036 4.2% 1,867 5.9% ($mn) March 9th, 2016

FY 2015 Net Income / (Loss) US GAAP to Profit / (Loss) under IFRS - Reconciliation The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS: Full Year 2015 EPS 2014 EPS Net Income / (Loss) attributable to CNH Industrial N.V. 253 0.19 710 0.52 Plus: Net Income / (Loss) attributable to non-controlling interest (5) (2) Net Income / (Loss) in accordance with US GAAP 248 708 Development costs, net (28) 231 Others, net 79 76 Taxes (65) (99) Total adjustment (14) 208 Profit/(loss) in accordance with IFRS 234 916 Less: Profit/(Loss) attributable to non-controlling interest (2) (1) Profit/(Loss) attributable to CNH Industrial N.V. 236 0.17 917 0.68 ($mn) March 9th, 2016

Dec. 31, 2015 Total Equity – US GAAP to IFRS Reconciliation Dec. 31, 2015 Dec. 31, 2014 Total Equity in accordance with US GAAP 4,843 4,961 (a) Development costs, net 2,536 2,819 (b) Goodwill and other intangible assets (113) (122) (c) Defined benefit plans - (6) (d) Restructuring provision (5) (12) (e) Other adjustments 2 (16) (f) Tax impact on adjustments (729) (815) (g) Deferred tax assets and tax contingencies recognition 683 768 Total adjustment 2,374 2,616 Total Equity in accordance with IFRS 7,217 7,577 ($mn) March 9th, 2016

Dec. 31, 2015 Gross Debt – Breakdown (US GAAP) December 31, 2014 December 31, 2015 Industrial Financial Services Industrial Financial Services 3.5 2.1 Bank Debt 2.0 2.4 6.5 3.5 Capital Market 5.0 3.7 0.2 0.2 Other Debt 0.2 0.1 10.2 5.9 Cash Maturities 7.2 6.1 0.0 10.5 ABS / Securitization 0.0 9.4 0.0 1.2 Warehouse Facilities 0.0 1.7 0.0 1.9 Sale of Receivables 0.0 1.9 0.0 13.6 Securitization and Sale of Receivables (on book) 0.0 13.0 10.2 19.4 Total 3rd Party Debt 7.3 19.1 1.3 4.7 Add: Intersegment Financial Payables 1.0 2.1 11.5 24.1 Total Debt 8.3 21.2 (4.7) (1.3) Less: Intersegment Financial Receivables (2.1) (1.0) (4.1) (2.0) Less: Cash & Mkt Securities (4.6) (1.7) 2.7 20.7 Net Debt 1.6 18.4 Note: Numbers may not add due to rounding Net Intersegment balance at $1.0bn at December 31, 2015 and at $3.3bn at December 31, 2014 March 9th, 2016

Dec. 31, 2015 Debt Maturity Schedule – Breakdown (US GAAP) Outstanding Dec. 31, 2015   2016 2017 2018 2019 2020 Beyond         4.4 Bank Debt 1.8 0.8 1.2 0.4 0.1 0.1 8.7 Capital Market 1.0 2.1 2.5 1.6 0.6 0.9 0.3 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1 13.4 Cash Portion of Debt Maturities 2.9 2.9 3.8 2.0 0.8 1.1 (6.3) Cash & Marketable Securities (0.9) of which ABS related (3.0) Undrawn committed credit lines (9.3) Total Available Liquidity ($Bn) Note: Numbers may not add due to rounding March 9th, 2016

Geographic Information March 9th, 2016 Consistent with the organization structure, certain financial and market information in this presentation has been presented separately by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico LATAM: Central and South America, and the Caribbean Islands APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) EMEA: 28  member  countries  of  the  European  Union, member countries of the European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey) Market Share / Market Position Data Certain industry and market share information in this presentation has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the Associacao Nacional dos Fabricantes de Veiculos Automotores (ANFAVEA) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined for both market share and total industry volumes (TIV) as: Europe (the 27 countries where the Commercial Vehicles competes), LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia and New Zealand) In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with US GAAP and/or IFRS. CNH Industrial non-GAAP financial measures are defined as follows:   Operating Profit under US GAAP Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.   Trading Profit under IFRS Trading Profit is derived from financial information prepared in accordance with IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests. Net income (loss) before restructuring and exceptional items  Net income (loss) before restructuring and exceptional items is Net income (loss), less restructuring charges and exceptional items, after tax Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Working Capital Working capital is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net Revenues on a Constant Currency Basis CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange. March 9th, 2016

Investor Relations Team Federico Donati – Head of Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 62756 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Contacts March 9th, 2016